October 6, 2005

Mail Stop 4561

Via U.S. Mail and Facsimile

Russell Field
President, Director, Chief Executive Officer
Globepan Resources, Inc.
6518 121st Street, Suite 5
Surrey, British Columbia
Canada V3W 1C4

	Re:	Globepan Resources, Inc.
		Registration Statement on Form SB-2
      Filed September 9, 2005
		Registration No. 333-128226

Dear Mr. Field:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the registration statement covers the resale of all outstanding securities other than that held by Mr. Russell Field, your sole officer, director, employee and 45% shareholder. Your offering, therefore, appears to be an "at the market" primary offering of equity securities by or on behalf of the registrant under
Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering "at the market," please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering and the selling shareholders will be identified as underwriters. Revise your disclosure throughout the prospectus accordingly.

Cover Page
1. Since this is a resale registration statement, please clarify that the selling shareholders (rather than the company) may not sell the shares until the registration statement is effective.
2. Please disclose that the resale of shares by the selling shareholders is an initial public offering.

Summary
3. Please revise to highlight your conclusion that "the likelihood of our mineral claim containing economic mineralization or reserves is extremely remote" and your conclusion that "in all probability, the
BSM-2mineral claim does not contain any reserves and funds that we spend on exploration will be lost."
4. Please disclose your web address, if available. See Item 101(c)(3) of Regulation SB.

Risk Factors-beginning on page 7
5. Please discuss the risks associated with the costs and compliance with environmental laws.

If we do not obtain additional financing...page 7
6. In the first paragraph, disclose your total losses to date. Please also briefly describe each stage of exploration so that investors are aware of what is involved with each stage of development. We note from page 9 that you will require additional funding to place any reserve discovered into commercial production. Please expand to discuss financing related to commercial production of any mineral deposits discovered.

Because we have not commenced business operations...page 7
7. Expand the last sentence of the first paragraph to provide brief examples of the types of "unanticipated problems relating to exploration of mineral properties," and "additional costs and expenses" that you may incur.




Because management has no technical experience...page 9
8. Please disclose here also that you have not yet retained the services of a geologist to consult management as disclosed on page 25.

Because of the inherent dangers involved in mineral exploration...page 9
9. Please identify the hazards for which you have chosen, or will choose, not to insure yourself against.

If a market for our common stock does not develop...page 10
10. Where you discuss your intention to obtain a "listing" on the OTC
Bulletin Board, please clarify that the Bulletin Board is a quotation service, not an exchange where securities are listed, and that a market maker will have to submit an application on behalf of the company in order for its securities to be quoted.

A purchaser is purchasing penny stock...page 10
11. Please avoid the use of cross references in the risk factor section and instead briefly describe penny stock and the associated restrictions placed on broker dealers engaging in the sale of penny stock.

Selling Shareholders, page 11
12. Please tell us why you have not included shares held by Mr.
Russell Field as shares beneficially owned by Jill Field, Mr.
Russell`s wife, prior to the offering.

Director, Executive Officer, Promoters and Control Persons, page
16
13. Please tell us Daniel Kramer`s affiliation with the company. We note he is listed as a director in your Articles of Incorporation. We note also the reference to only Russell Field as your sole director in the "Organization Within Last Five Years" section on page
20.

Security Ownership of Certain Beneficial Owners and Management,
page
17

14. Please revise to include Russell Field`s shares beneficially owned by Jill Field, and Jill Field`s shares beneficially owned by Russell Field as defined by Rule 13d-3 under the Securities Exchange
Act of 1934. If either of them choose to disclaim beneficial ownership of certain shares, this should be done in the footnotes to the table.


Description of Business, page 20
15. Please clarify in the first paragraph our understanding that an
"exploration stage company" is a company that is engaged in the search for mineral deposits.

Property Agreement,  page 21
16. We note disclosure in footnote 1 to the financials indicating that you may be required to confirm your interest in the underlying
property.   Further, we note your disclosure on page 26 that you
"have the sole and exclusive right and option to acquire a 100% undivided right, title and interest in and to the BSM-2 mineral claim." The disclosure appears inconsistent with your claim here that you obtained a 100% undivided right, title and interest in and to the
BSM-2 claim.  Please advise.
17. Please expand your discussion relating to ownership of the property to disclose:

* The nature of your ownership or interest in the property.
* Any royalties, or other underlying agreements or interests in the property.
* In a table, provide names, claim or grant number, date of recording and expiration date, so your claims can be distinguished from other claims in the area.
* Disclose the conditions you must meet to keep these claims.
* Disclose the area of your claims, either in hectares or acres.

Revise to fully discuss the material terms of your land or mineral right securing agreements. Refer to paragraph (b)(2) of Industry
Guide 7.

Geological Report, page 22
18. Please tell us the basis for Mr. MacDonald`s conclusions regarding the need for additional exploration work and provide us with a copy of the report, marking the relevant portions for our review.

Compliance with Government Regulation, page 23
19. Please expand the first paragraph to briefly describe the governmental regulations, rules and directives required to begin exploration.
20. In the second paragraph please explain what you mean by "reclamation and environmental mediation for all exploration and development work undertaken."

21. Please clarify whether any governmental, state, or local permits are required to begin the three phases of exploration (prior to production stage) and the status of any applications pending to date.

Description of Property, page 25
22. For your property, provide the disclosures required by Industry
Guide 7 (b).  In particular, provide:
* The location and means of access to the property,
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date.
* The source of power that can be utilized at the property.
Refer to Industry Guide 7 (b)(1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Plan of Operation, page 25
23. Please disclose your intention regarding the retention of a geologist and the estimated cost if not already included in the $20,000 estimate for the three phase exploration stage.
24. Please disclose, if true, that Mr. Field is not contractually bound to loan funds to the company and that he is free to revoke his loan offer.

Certain Relationships and Related Transactions, page 26
25. Please disclose the details of the sale of the company`s stock to your CEO and his wife for the purchase of the company`s stock.

Financial Statements

Note 3 - Mineral Property, page 37
26. Please expand your disclosure to fully describe your interest in the BSM-2 Claim. Include in your disclosure discussion of when your claim expires, the costs and requirements for renewing the claim, and physical description of the property.

Part II

Recent Sales of Unregistered Securities, page 42
27. Please disclose the date of the sale of shares to Russell
Field.

Exhibits
28. It appears that you have not filed the legal opinion of Craig
J.
Shaber as indicated in your Exhibit table. Please file the opinion as an exhibit to your registration statement.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact William Demarest at 202-551-3432 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3495 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief







??

??

??

??

Russell Field
Globepan Resources, Inc.
October 6, 2005
Page 1